10027893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Calatrava Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 W Kinzie St 4th Fl
(No. and Street)

Chicago (City) Illinois (State) 60610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Sauls 312-245-2820
(Area Code - Telephone No.)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

FEB 26 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

Washington, DC
110

One South Wacker Drive, Suite 800 **(Address)** Chicago **(City)** Illinois **(State)** 60606-3392 **(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jim Sauls , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calatrava Securities, LLC, as of Thursday, December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22nd day of February 2010

Nancy J. Simenson

Notary Public

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013
NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

JM Sauls

Signature

CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Member's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Calatrava Securities LLC

Statement of Financial Condition
As of December 31, 2009
and
Independent Auditor's Report

CALATRAVA
SECURITIES L.L.C.

February 23, 2010

Calatrava Securities LLC, a registered introducing broker, is submitting this audited annual report and its attachments as of and for the year ended December 31, 2009. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

James M. Sauls
Managing Director

212 West Kinzie Street 4th Floor Chicago, Il 60654 312.245.2820 fax:312.222.0552

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member of
Calatrava Securities LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Calatrava Securities LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Calatrava Securities LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2010

Calatrava Securities LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	64,863
Commissions receivable		21,524
Total assets	$	86,387
Liabilities and Member's Equity		
Liabilities - accounts payable and accrued expenses	$	13,632
Member's equity		72,755
Total liabilities and member's equity	$	86,387

The accompanying notes are an integral part of the statement of financial condition.

1. Nature of Operations

Calatrava Securities LLC (the "Company") is a Delaware limited liability company and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority. Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission (the "CFTC") and a member of the National Futures Association. The Company earns commissions from marketing registered commodity pools and managed accounts for commodity trading advisors.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Revenue Recognition
All commission revenue and related expenses are recorded on an accrual basis.

Cash
All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is included in the federal and state income tax returns of the member. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, Management has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-

going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2009. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2008.

3. Transactions with Related Party

The Company maintains an Expense Sharing Agreement with an entity affiliated through common ownership (the "Affiliate"), whereby the Affiliate will provide services including but are not limited to employee compensation, technology, office space and office supplies. At December 31, 2009, $9,882 remains unpaid to the Affiliate.

All transactions with the Affiliate are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Concentration

All of the Company's revenues are generated by accounts managed by only one commodity trading advisor.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $51,000 which exceeded the required net capital by approximately $46,000. The ratio of aggregate indebtedness to net capital, at December 31, 2009 was .27 to 1.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2009, the Company's net capital of approximately $51,000 exceeded the required net capital under Regulation 1.17 by approximately $6,000.

The Company is exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(i) of the Securities Exchange Act of 1934 as the Company does not hold any cash or securities of its customers.